Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042
(703) 876-1000

February 11, 2009

VIA EDGAR

Mr. David L. Orlic
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Computer Sciences Corporation
Registration Statement on Form S-4 (File No. 333-156186)

Dear Mr. Orlic:

This letter is sent on behalf of Computer Sciences Corporation (the “Company”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $700,000,000 aggregate principal amount of its new 5.50% Senior Notes due 2013 and $1,000,000,000 aggregate principal amount of its new 6.50% Senior Notes due 2018 (together, the “New Notes”) for a like principal amount of its outstanding 5.50% Senior Notes due 2013 and 6.50% Notes due 2018.

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993.  The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Please do not hesitate to contact Howard B. Adler ((202) 955-8589) or Andrew L. Fabens ((212) 351-4034) of Gibson, Dunn & Crutcher LLP with any questions or comments concerning this letter.

[Signature page follows]

Kind regards,

/s/ William L. Deckelman, Jr.

cc:	Howard B. Adler, Gibson, Dunn & Crutcher LLP
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP